Mail Stop 4561

June 22, 2009

Peter Karmanos, Jr.
Chief Executive Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226-5099

       Re: Compuware Corporation
              Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
              Filed June 17, 2009
              File No. 000-20900

Dear Mr. Karmanos:

       We have completed our review of your revised filing and response letter, and have no further comments at this time on the specific issues raised.

                         Sincerely,

                         Mark P. Shuman
                         Branch Chief - Legal

cc: <u>Via Facsimile (313) 227-7690</u>
         Daniel S. Follis, Jr.
         Vice President, General Counsel and Secretary
         Phone: (313) 227-7873